Southern Power Company 30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308 404-506-5000 tel

November 8, 2022

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Southern Power Company
Registration Statement on Form S-3 - File No. 333-268044

Ladies and Gentlemen:

The registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 3:00 PM, ET, Thursday, November 10, 2022, or as soon as practicable thereafter.

Please address any questions or comments regarding the Registration Statement to the undersigned at Southern Company Services, Inc., Atlanta, Georgia (404-506-0684).

Yours very truly,

/s/Melissa K. Caen

Melissa K. Caen
Assistant Secretary